Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Nine Line, Inc.
450 Fort Argyle Road
Savannah, GA 31419
https://www.ninelineapparel.com/

Up to $4,999,999.84 in Class B Common Stock at $4.72
Minimum Target Amount: $19,998.64

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Nine Line, Inc.
Address: 450 Fort Argyle Road, Savannah, GA 31419
State of Incorporation: GA
Date Incorporated: June 04, 2025

Terms:

Equity

Offering Minimum: $19,998.64 | 4,237 shares of Class B Common Stock
Offering Maximum: $4,999,999.84 | 1,059,322 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $4.72
Minimum Investment Amount (per investor): $495.60

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: All employees and 1099 contractors as of 6/15/2025 will receive 1% bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks and receive 1% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 2% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive 3% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks and receive 4% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 6: Invest $100,000+ within the first 2 weeks and receive 6% bonus shares

Flash Perk 1: Invest $10,000+ between days 30 - 35 and receive 3% bonus shares

Flash Perk 2: Invest $5,000+ between days 30 - 35 and receive 2% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

Forward- Looking Statements

This Offering Memorandum, including elsewhere in the Form C of which this Offering Memorandum forms a part, and any documents incorporated by reference herein, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Offering Memorandum are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Offering Memorandum are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Offering Memorandum, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Offering Memorandum or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Offering Memorandum or to conform these statements to actual results or to changes in our expectations.

Company Overview

Nine Line Apparel, "Nine Line" or the "Company", is a vertically integrated apparel corporation that primarily designs, manufactures, and sells patriotic-themed clothing and accessories. Founded in 2012 by Army veteran Tyler Merritt after a fellow service member was gravely wounded in combat, Nine Line is deeply rooted in military values and committed to honoring veterans, first responders, and patriotic Americans through its products and philanthropic initiatives. Headquartered in Savannah, Georgia, the company operates out of a 60,000-square-foot facility that houses its corporate offices, production floor, warehouse, and flagship retail showroom. The Company maintains full control over its value chain —including design, screen printing, embroidery, and fulfillment—allowing for rapid production and branding flexibility. Nine Line's business model spans direct-to-consumer (DTC), wholesale, and retail channels, with products sold online, through in-house and co-branded retail stores, and via national wholesale partnerships with companies such as Sportsman's Warehouse and Murdochs. Nine Line owns and operates five stand-alone retail stores and operates three additional locations in partnership with Black Rifle Coffee Company ("BRCC"). Nine Line is the preferred vendor to manage merchandising apparel, BRCC consumables, and other branded products across 42 BRCC retail outlets, online, and wholesale channels.

Intellectual Property

All intellectual property used in the operation of Nine Line Apparel, LLC—including trademarks, copyrights, and proprietary designs—is owned or exclusively licensed by the subsidiary and used in the ordinary course of business. As the sole parent of Nine Line Apparel, LLC, Nine Line, Inc. indirectly holds the rights to this intellectual property through its ownership of the operating subsidiary.

Corporate History

Nine Line Inc. was incorporated on June 4, 2025, in the State of Georgia as a domestic profit corporation. The Company was formed to serve as the holding company and successor issuer to Nine Line Apparel, LLC, a Georgia limited liability company originally formed on June 28, 2012.

Litigation Matters

As of the date of this Offering Statement, Nine Line Apparel, LLC is involved in two pending legal proceeding:

Richard Santoro v. Nine Line Apparel, LLC d/b/a Nine Line Apparel & Black Rifle Coffee Shop, Civil Action No. STCV24-01973, filed in the State Court of Chatham County, Georgia. This is a premises liability case involving an alleged injury at one of Nine Line Apparel's locations. The matter is currently being defended and is covered by the Company's commercial general liability insurance carrier, Hartford Insurance.

Nine Line Apparel, Inc. v. Janae Sergio, Case No. 23-cv-997, filed in the United States District Court, Western District of Texas. This is a defamation and tortious interference case. Nine Line is represented by Timothy C. Parlatore and the case is in the discovery phase.

Competitors and Industry

Industry

Nine Line operates within the U.S. patriotic and lifestyle apparel industry, a niche within the broader apparel sector that continues to experience robust growth due to increasing consumer demand for value-driven, identity-based brands. This market segment intersects with both casual fashion and purpose-driven branding, where customers seek to express personal and political values through apparel. The growing national focus on American manufacturing, ethical sourcing, and veteran support has further amplified interest in patriotic apparel, creating opportunities for companies with strong brand identities and integrated production capabilities. Additionally, Nine Line Apparel owns the design and utility patent to the Tailgater Hoodie, which has seen increasing demand in the collegiate and professional sports industry. This product is currently manufactured and distributed by Nine Line Apparel and is used by Georgia Southern University and the Savannah Bananas barnstorming baseball team.

Competition

The Company has several major competitors in the patriotic and lifestyle apparel sector. A prominent player, Grunt Style, offers similarly themed products aimed at military and first responder communities. Known for its bold and aggressive patriotism, Grunt Style holds substantial market share and a significant social media following. Other brands like Til Valhalla Project and BRCC-branded apparel also occupy overlapping spaces in this niche. However, we believe Nine Line Apparel stands apart through authentic giving, deep community engagement, and a mission-based brand identity. Unlike competitors that rely heavily on loud messaging, Nine Line embraces a more mature tone and structured philanthropic framework that reflects our roots in service and support. Our sophisticated growth strategy extends well beyond screen-printing t-shirts—we leverage full vertical integration, proprietary retail partnerships, and domestic production capabilities to support scalable expansion across categories. This enables faster time-to-market, superior quality control, and stronger margin management, giving Nine Line a defensible and sustainable competitive edge.

Current Stage and Roadmap

Current Stage

Nine Line Apparel's products are currently on the market and generating sales through a diversified channel mix that includes e-commerce, wholesale distribution, and retail storefronts. The Company has a well-established manufacturing process with in-house capabilities for design, printing, embroidery, and fulfillment, and serves as a third-party logistics (3PL) partner for various co-branded retail operations. As of 2024, the Company was the preferred apparel and gear merchandising partner for all 42 Black Rifle Coffee Company locations. The Company also offers 3PL services to other partner brands, all while operating eight Nine Line exclusive retail stores.

Future Roadmap

Over the next few years, Nine Line plans to focus on expanding its retail footprint while maintaining control of operations through vertical integration. Plans include a 50,000-square-foot expansion of its Savannah headquarters to double its manufacturing and fulfillment capacity, enabling higher volume production and efficiency gains. This expansion will support new store launches and enhance the Company's private label and 3PL capabilities. With a strong foundation in operational excellence, Nine Line also aims to deepen existing partnerships and continue innovating within the apparel category.

The Team

Officers and Directors

Name: Tyler Anthony Merritt

Tyler Anthony Merritt's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO / Founder / Principal Shareholder / Sole Director
  Dates of Service: April, 2012 - Present
  Responsibilities: Responsible for setting strategic direction, making major corporate decisions, and managing overall operations and resources to drive the company's vision and financial success. Oversee and manage the capital raise.

Other business experience in the past three years:

- Employer: Union Mission

Title: Board Member (unpaid volunteer)
Dates of Service: June, 2018 - June, 2023
Responsibilities: Union Mission is a 501(c)(3) charitable organization aimed at fighting homelessness in Savannah GA.

Name: Kirk Waidelich

Kirk Waidelich's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: May, 2025 - Present
  Responsibilities: Mr. Waidelich manages Nine Line's revenue streams, including marketing, ecommerce, and wholesale.

Other business experience in the past three years:

- Employer: Fleet Farm
  Title: Chief Merchandising and Marketing Officer
  Dates of Service: March, 2023 - January, 2025
  Responsibilities: I led the Merchandising and Marketing functions totaling $1.5B in annual sales.

Other business experience in the past three years:

- Employer: Rural King
  Title: Chief Merchandising and Marketing Officer
  Dates of Service: March, 2023 - January, 2025
  Responsibilities: Mr. Waidelich led the Merchandising and Marketing functions totaling $1.5B in annual sales.

Name: Myles Andrew Burke

Myles Andrew Burke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO
  Dates of Service: June, 2014 - Present
  Responsibilities: Mr. Burke oversees daily operations within the Company.

Name: Sherry L. Sikes

Sherry L. Sikes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer and Secretary
  Dates of Service: October, 2015 - Present
  Responsibilities: Ms. Sikes is responsible for overseeing all financial aspects of Nine Line Apparel, including budgeting, forecasting, planning, cash flow management and financial reporting.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any

securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our brand, including the quality of media content and active participation in the Veteran community, is core to our success, and damage to our brand or reputation or negative publicity could negatively impact our business, financial condition, and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Our brand and support of the Veteran and military community is a core driver of our success. We promote our brand through media content and active participation in the Veteran community. We may face negative publicity, regardless of its accuracy, relating to our brand, our founders and our mission, our charitable activities; our marketing, product quality, or public statements by our founders or other key employees and persons associated with our brand, including paid brand partners. Negative publicity may adversely affect our business, regardless of its accuracy or whether we are ultimately found responsible. Moreover, social media platforms present additional risks, as they enable the rapid spread of information, including statements adverse to our interests, which may be inaccurate or misleading and could negatively impact our business, prospects, or financial performance. The potential harm from such content may be immediate and occur without affording us an opportunity for redress or correction. Our brand could be viewed as polarizing, which may subject us to boycotts, reputational harm, or other adverse actions by the public, investors, or entities that disagree with our mission or branding. Ultimately, the risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may harm our business.

Failure to maintain or enhance the value and reputation of our brand could have a negative impact on our financial results.
We believe that brand is critical to customer loyalty. If we fail to preserve our brand identity, including the quality of our media content and active engagement with the Veteran community, our consumer perception, brand equity, and financial results could be negatively impacted. Consumer demand for our products and our brand equity could diminish significantly if we, our employees, or business partners fail to preserve the quality of our products, act or are perceived to act in an unethical, illegal, unequal, or socially irresponsible manner, including with respect to the sourcing, content, or sale of our products, and treatment of customers, all of which could harm our business.

If we are unable to anticipate consumer preferences and develop new products, we may not be able to maintain or increase our revenues and profits.
Our success depends on our ability to identify, originate and define product trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner so that our product offerings evolve and are responsive to consumer demands. However, lead times for many of our products make it more difficult for us to respond rapidly to new or changing product trends or consumer preferences. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of products or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. If we fail to anticipate accurately and respond to trends and shifts in consumer preferences by adjusting the mix of existing product offerings, developing new products, designs, styles and categories, and marketing, we could experience lower sales, excess inventories or lower profit margins, any of which could have an adverse effect on our results of operations and financial condition. In addition, we market our products through a diverse spectrum of advertising and promotional programs and campaigns, including social media and other digital advertising networks. If we do not successfully market our products, if advertising and promotional costs increase or if certain advertising networks are no longer available, these factors could have an adverse effect on our business, financial condition and results of operations.

Uncertain global macro-economic and political conditions could materially adversely affect our results of operations and financial condition.
Our results of operations are materially affected by economic and political conditions in the United States and internationally, including inflation, deflation, interest rates, recession, availability of capital, and the effects of governmental initiatives to manage economic conditions. Global conflicts and related countermeasures could lead to market disruptions, including significant volatility in the credit and capital markets and the economy in general, which could weaken our operations and financial performance. Any development or escalation of these conflicts, or any new conflicts, could significantly affect worldwide political stability and cause turmoil in the capital markets and generally in the global financial system. Additionally, geopolitical and macroeconomic consequences of these events cannot be predicted but could severely impact the world economy. There is also substantial uncertainty surrounding tariffs and international trade relations, and it is difficult for us to predict future trade measures and the impact they will have on our business and operations. In early 2025, the United States imposed and threatened additional tariffs on imports from various countries. In response, some of these countries imposed and threatened additional tariffs on imports from the U.S. How long current tariffs will remain in place, and whether the U.S. will enact the threatened tariffs or impose entirely new ones is uncertain. The new tariffs, along with any additional tariffs or trade restrictions that may be implemented by the U.S. or retaliatory trade measures or tariffs implemented by other countries, could result in reduced economic activity, increased costs in

operating our business, reduced consumer spending, limits on trade with the U.S. or other potentially adverse economic outcomes. The occurrence of any of these could cause consumers to delay or decrease spending on our products as their budgets are impacted by economic or political conditions. The inability of current and potential customers to purchase our products may adversely affect our earnings and cash flows. In addition, deterioration of conditions in worldwide credit markets could limit our ability to obtain financing to fund our operations and capital expenditures.

Our marketing programs may not be successful, resulting in harm to our financial results.
Attracting and retaining customers is essential to the success of our business. We invest significant resources in marketing efforts, including new product launches, merchandise promotions, and advertising campaigns aimed at increasing brand awareness and customer engagement. Our marketing approach is often unconventional, with some campaigns proving significantly more successful than others. If any of our initiatives fail to generate the expected return, we may incur substantial expenses without realizing corresponding revenue growth. Additionally, many of our competitors have greater financial resources, allowing them to allocate significantly more capital toward marketing, advertising, and promotional initiatives. If our competitors increase their marketing spend while our available funds decrease, or if our advertising, promotions, or new product offerings are less effective than those of our competitors, our results of operations and financial performance could be adversely affected. Failure to attract new customers or retain existing ones, particularly in a cost-effective manner, could limit our ability to increase sales and materially harm our business and financial condition.

The loss of one or more of our primary wholesale partners, a significant adverse change in a wholesale partner's financial position, or an adverse change in our relationships with our wholesale partners could negatively impact our net sales and profitability.
We generate a material percentage of revenues from wholesale partners. The failure to increase or maintain our sales with our primary wholesale partners would have a negative impact on our growth prospects, and any decrease or loss of any of our wholesale partners' business could result in a decrease in our net sales and operating income. Store closures or increased direct sourcing by consumers could negatively impact our net sales and profitability.

The transferability of the Class B Common Stock you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company's Bylaws impose additional restrictions on the transferability of the Class B Common Stock. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. For more information, see "Transferability of Securities" below.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors

willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
We intend to use any proceeds from this offering as described in the "Use of Proceeds" section of this Offering Memorandum. However, management will have broad discretion in the application of the net proceeds from this offering, and we have not determined the specific allocation of the net proceeds among these potential uses. Accordingly, investors in this offering will need to rely on the judgment of our management with respect to the use of proceeds, with only limited information concerning our specific intentions. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
Nine Line Apparel's current revenue is primarily derived from patriotic-themed apparel and accessories. While the company offers a wide range of products within this category—such as t-shirts, outerwear, headwear, and custom embroidery—they all revolve around a core theme of patriotic expression. This concentrated product focus poses a risk, as shifts in consumer sentiment, changes in cultural or political climates, or fluctuations in fashion trends could reduce demand for patriotic-themed merchandise. Additionally, reliance on this single category means that broader industry disruptions or competitive pressures could have an outsized impact on revenue, potentially affecting overall business stability and growth.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
As a vertically integrated apparel company, Nine Line Apparel designs, prints, embroiders, and fulfills all of its products in-house. While this structure provides greater control over production, it also places full responsibility for product quality and safety on the Company. Any lapses in quality—such as misprints, stitching defects, or material inconsistencies—can lead to customer dissatisfaction, increased return rates, and potential reputational harm. Additionally, although the Company focuses on apparel, safety concerns may still arise from issues such as faulty materials or improper labeling. These issues could expose Nine Line to liability risks and financial losses if they result in harm to customers or fail to meet regulatory standards. Maintaining rigorous quality assurance protocols and supply chain oversight is essential to mitigate these risks.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that we are offering has no voting rights with respect to the Company. You are trusting in management discretion in making good business decisions that will grow your investments. Only holders of the Company's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), have voting rights, and therefore their votes will dictate the direction of the Company without any input from investors in this offering. In addition, approximately 93% of the Company's Class A Common Stock is beneficially owned by our founder and Chief Executive Officer, Tyler Merritt. As a result, he can exercise substantial control over the Company Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. For more information, see "What it means to be a minority holder" below.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a

significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

We are a holding company with limited operations.
We are a holding company and conduct substantially all of our operations through our subsidiaries. We do not have, apart from an interest in our subsidiaries, any significant independent operations. As a result, we rely on distributions from our subsidiaries to meet our obligations, including any tax liabilities. In addition, because we are a holding company, claims of shareholders are structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be available to satisfy the claims of our shareholders only after all of our and our subsidiaries' liabilities and obligations have been paid in full.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We Are Subject to Pending Litigation, Which Could Result in Costs and Divert Management Resources

The Company is currently defending a premises liability lawsuit in the State Court of Chatham County, Georgia. While the case is covered by the Company's insurance carrier, any unfavorable outcome could require us to expend resources or pay damages not covered by insurance. Additionally, defending legal claims can divert management's attention and potentially impact our operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Merritt Holdings Company, LLC (100% Owned and Operated by Tyler Merritt)	9,300,000	Class A Common Stock	93.0%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,059,322 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 9,550,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividend Rights: Entitled to receive dividends pro rata with Class B, subject to Board declaration and after satisfying preferred stock rights.

Liquidation Rights: Entitled to share ratably in remaining assets after liabilities and preferred stock obligations.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 450,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Dividend Rights: Same as Class A: entitled to receive dividends on a per share basis equally with Class A.

Liquidation Rights: Also shares ratably in remaining assets with Class A holders after liabilities and preferred stock claims.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock. Our Board of Directors has the authority, without action by our stockholders, to designate and issue our Preferred Stock in one or more series and to designate the rights, preferences, limitations and privileges of each series of Preferred Stock, which may be greater than the rights of our Common Stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our Common Stock until our Board of Directors determines the specific rights of the holders of our preferred stock. However, the effects of the issuance of any shares of our Preferred Stock upon the

rights of holders of our Common Stock might include, among other things: (i) restricting dividends on our Common Stock; (ii) diluting the voting power of our Common Stock; (iii) impairing the liquidation rights of our Common Stock; and (iv) delaying or preventing a change in control without further action by our stockholders.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,000,000.00

Maturity Date: May 09, 2026
Interest Rate: 5.3%
Discount Rate: %
Valuation Cap: $40,000,000.00
Conversion Trigger: Maturity, Liquidity Event, or at Holder's Option - see Material Rights below

Material Rights

Conversion Rights:

The note may be converted at any time by the holder into Class A Common Stock of Nine Line, Inc.

Upon conversion, the holder is entitled to receive no less than 2.5% and no more than 5.0% of Nine Line, Inc.'s fully diluted capitalization.

If conversion would result in the holder receiving more than 5.0% of fully diluted equity, Nine Line, Inc. may instead repay the note in cash at its discretion.

Liquidity Event Rights:

In the event of a qualified liquidity event (e.g., merger, acquisition, or public offering), the holder will receive the greater of:

(a) repayment of principal plus accrued interest, or

(b) the value of shares the holder would have received if the note had converted immediately prior to the event.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the company or its significant assets, or Company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 9,550,000
  Use of proceeds: N/A

Date: June 15, 2025
Offering exemption relied upon: Section 4(a)(2)

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $2,125,375.04
  Number of Securities Sold: 450,000
  Use of proceeds: N/A
  Date: June 15, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $34,027,245 compared to $39,808,354 in fiscal year 2024.

Nine Line saw substantial lift in 3PL and Wholesale channels between 2023 and 2024.

Cost of Sales

Cost of Sales for fiscal year 2023 was $19,725,766 compared to $21,965,718 in fiscal year 2024.

Total purchasing power and efficiencies gained reduced the overall ratio of COGS compared to total revenue. However, the overall cost of goods increased due to the increase in total sales activity.

Gross Margins

Gross margins for fiscal year 2023 were $14,301,479. compared to $17,842,636 in fiscal year 2024.

The focus of 2023 was to apply NLA practices and systems to B2B partners. This allowed us to enjoy greater purchasing power and utilize economies of scale to increase both top line revenue and bottom profit between 2023 and 2024.

Expenses

Expenses for fiscal year 2023 were $13,285,687 compared to $13,921,786 in fiscal year 2024.

Expenses increased at a considerably lower percentage compared to total sales from year over year comparison due to increased efficiencies in technology and systems initiated in 2023. These improvements resulted in reduced expenses on a percentage to total revenue basis. However, the overall expenses increased year over year due to the increase in total sales activity.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. In line with our historical cash flows, we anticipate continued revenue growth. Past cash was primarily generated through sales. Our goal is to expand our geographic presence and increase sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 1 2025, the Company had approximately $3.6 million in available capital resources. As of July 1, 2025, our estimated total outstanding debt was approximately $3.2 million, and our estimated cash on hand was approximately $2 million. As a result, our estimated excess cash on hand was $360,000. An additional line of credit of $1,500,000 is available through TRUIST Bank. This LOC is not anticipated to be used in the foreseeable future.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Based on an estimated cash free / debt free analysis of July 1 2025, we had approximately $360,000 in excess funds available without utilizing the additional $1,500,000 available to us in the form of a LOC available from TRUIST Bank. If the maximum funding goal is met, $2,500,000 will be available in addition to the current cash on hand.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Regardless of the Company raising the minimum offering amount, we anticipate the Company will be able to operate indefinitely, as we are currently profitable.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely, as we are currently profitable.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a line of credit with Truist Bank, N.A. This additional LOC not currently utilized is available up to $1,500,000 as of June 2025.

Indebtedness

- Creditor: Bella + Canvas, LLC
  Amount Owed: $1,000,000.00
  Interest Rate: 5.3%
  Maturity Date: May 09, 2026
  Maturity Date Details: The earlier of (i) May 9, 2026; or (ii) the date on which any and all commercial bank indebtedness of the Company exceeds $10,000,000.00. Repay with interest accrued or convert to Class A Common Stock at a $40M valuation.

Related Party Transactions

- Name of Entity: Merritt Land Holding LLC ("MLH")
  Names of 20% owners: Tyler Merritt
  Relationship to Company: Officer, Board Member
  Nature / amount of interest in the transaction: $81,500 per month
  Material Terms: The Company leases property from MLH, a related party. As part of the reorganization, MLH is no longer a consolidated entity effective January 1, 2023. The property subject to the lease consists of land and a building in Savannah, Georgia. The lease expires on April 18, 2032. The lease does not contain renewal options. The lease agreement does not contain any material residual value guarantees or material restrictive covenants. On January 1, 2023, the MLH lease was amended to increase monthly payments from $45,000 to $65,000. On June 1, 2023, the lease was amended to increase payments from $65,000 to $81,500, and to extend the term of the lease from December 31, 2029 to April 18, 2032. Accordingly, the Company re-measured the lease liability and related ROU assets, based on the updated payments, term, and prevailing risk-free rates at the effective date of the modification. The ROU assets and lease liabilities are presented on the consolidated balance sheets.

Valuation

Pre-Money Valuation: $47,200,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock has been designated or issued; (ii) there are no outstanding options or warrants with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,000,000 in Convertible Proimssory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.64 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,999,999.84, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Equipment
  18.0%
  We plan to use proceeds from the raise to fund new equipment such as loading docks for staging and stamping, forklift accessibility, and more.
- Inventory
  18.0%
  We plan to use proceeds from the raise to increase our inventory via staging and raw materials, pallet racks, and quality control..
- Retail Store Expansion Opportunities
  55.5%
  We plan to use proceeds from the raise to expand our retail store opportunities via the acquisition of prime real estate locations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.ninelineapparel.com/ (https://www.ninelineapparel.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nine-line-apparel

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Nine Line, Inc.

[See attached]

Nine Line, Inc.
(the "Company")
a Domestic Profit Corporation
State of Georgia

Financial Statements with an Independent Auditor's Report

Period: Inception - June 12, 2025

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To: Nine Line, Inc.
Those Charged with Governance

Opinion:
We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of June 12, 2025, and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the inception period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of June 12, 2025 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Information:
Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
June 12, 2025

NINE LINE, INC.

STATEMENT OF FINANCIAL POSITION

	12 Jun 2025 (USD)
ASSETS	
Total Assets	**-**
LIABILITIES AND EQUITY	
Current Liabilities	
Due to Nine Line Apparel, LLC (Related Party)	2,690
Total	**2,690**
Equity	
Retained Earnings	(2,690)
Total	**(2,690)**
Total Liabilities and Equity	**-**

See Accompanying Notes to these Financial Statements

NINE LINE, INC.

STATEMENT OF OPERATIONS

	12 Jun 2025 (USD)
Gross Profit / (Loss)	**-**
Other Income	-
Expenses	
General and Administrative Expenses	(2,690)
Operating Profit / (Loss)	**(2,690)**
Profit / (Loss) Before Income Tax	**(2,690)**
Income Tax Expense	-
Profit / (Loss) for the period	**(2,690)**
Other Comprehensive Income	
Total comprehensive income for the period	**(2,690)**

See Accompanying Notes to these Financial Statements

NINE LINE, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock			Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	# of Shares	$ Amount	APIC		
Inception	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(2,690)	(2,690)
Ending balance at 6/12/25	-	-			-	(2,690)	(2,690)

See Accompanying Notes to these Financial Statements

NINE LINE, INC.
STATEMENT OF CASH FLOWS

	12 Jun 2025 (USD)
Cash flows from operating activities	
Net Loss	(2,690)
	(2,690)
Working Capital Adjustments	
Due to Nine Line Apparel LLC	2,690
	2,690
Net cash flows from operating activities	-
Cash flows from Investing activities	
Net cash outflow/Inflow from Investing activities	
Cash flows from financing activities	
Net cash outflow/Inflow from financing activities	
Net Increase/(decrease) in cash	
Cash and cash equivalents at the beginning of the period	-
Cash and cash equivalents at the end of the period	

See the Accompanying Notes to these Financial Statements

NINE LINE, INC.
Notes to the Financial Statements
Inception - June 12, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Nine Line Inc. ("the Company") was incorporated on June 4, 2025, in the State of Georgia as a domestic profit corporation, with its principal office located at 450 Fort Argyle Road, Richmond Hill, GA. The Company was formed to serve as the holding company and successor issuer to Nine Line Apparel, LLC ("Nine Line Apparel"), a Georgia limited liability company originally formed on June 28, 2012.

Nine Line Inc. was established in anticipation of a Regulation Crowdfunding ("Reg CF") offering and, as of the date of these financial statements, had no substantive operating activities apart from its organizational formation and the planned acquisition of equity interests in Nine Line Apparel. Following the completion of the corporate restructuring, Nine Line Inc. is expected to hold a controlling interest in Nine Line Apparel and operate as its parent entity.

Nine Line Apparel is a vertically integrated apparel company that designs, manufactures, and sells patriotic-themed clothing and accessories through direct-to-consumer, wholesale, and retail channels. It operates out of a 60,000-square-foot facility in Savannah, Georgia, and is the preferred merchandising partner for 42 Black Rifle Coffee Company ("BRCC") retail outlets. Nine Line Apparel owns and operates five proprietary stores and manages three additional co-branded locations with BRCC. It is also the owner of the Tailgater Hoodie patent, which is distributed in both collegiate and professional sports markets.

The accompanying financial statements reflect the activity of Nine Line Inc. only, from its inception through the reporting date. These financial statements do not include the consolidated financial results of Nine Line Apparel, LLC. The Company expects to consolidate Nine Line Apparel in future periods upon completion of the corporate reorganization.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of June 12, 2025.

General and Administrative

General and administrative expenses consist of formation expenses and audit fees.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the period from inception through June 12, 2025, the Company incurred expenses totaling $2,690 related to entity formation and audit services. These expenses were paid on behalf of the Company by Nine Line Apparel, LLC, a related party under common control. The Company has not yet reimbursed Nine Line Apparel, LLC for these amounts, and such payments are recorded as a related party payable as of the reporting date.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debt or long-term obligations.

NOTE 6 – EQUITY

The Company has authorized 25,000,000 common shares with a par value of $0.01 per share. The shares are divided into classes as follows: 10,000,000 shares of Class A Common Stock, 10,000,000 shares of Class B Common Stock, and 5,000,000 shares of Preferred Stock. No shares of Common Stock or Preferred Stock were issued and outstanding as of June 12, 2025.

The Company did not receive any formal capital contributions during the period. However, related party expenses of $2,690, covering formation and audit-related costs, were paid on behalf of the Company by Nine Line Apparel, LLC, a related party under common control. These amounts are recorded as a related party payable as of the reporting date and may be settled or contributed as equity in a future period.

Voting Rights: Holders of Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Class B Common Stock does not carry any voting rights. The rights, preferences, and privileges of Preferred Stock are to be established by the Board of Directors and may include voting or non-voting rights as designated by resolution.

Dividends: Subject to any preferential rights of any outstanding Preferred Stock, holders of Class A and Class B Common Stock are entitled to receive dividends and other distributions as may be declared by the Board of Directors, payable pro rata based on the number of shares held by each class. No dividends were declared or paid during the reporting period.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 12, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 12, 2025, the date these financial statements were available to be issued.

As of the date of issuance of these financial statements, the Company has entered into a definitive agreement to acquire 100% of the membership interests in Nine Line Apparel, LLC ("NLA, LLC") through a contribution and reorganization transaction scheduled to close on or about June 15, 2025. Under the terms of the agreement, Merritt Holdings Company LLC and Husky Husky Holdings LLC, existing members of NLA, LLC, will contribute their equity interests in exchange for an aggregate of 9,550,000 shares of the Company's Class A Common

Stock. Other contributing members will transfer their equity interests without receiving consideration. The reorganization is intended to align the Company's corporate structure ahead of a planned Regulation Crowdfunding (Reg CF) offering. As of the date these financial statements were issued, the transaction has not yet closed and is therefore not reflected in the financial statements.

NINE LINE APPAREL, LLC
AND SUBSIDIARIES

Consolidated Financial Statements
and
Independent Auditor's Report
As of and for the Years Ended December 31, 2024 and 2023

Contents

Independent Auditor's Report

The Board of Directors and Members
Nine Line Apparel, LLC and Subsidiaries
Savannah, Georgia

Opinion

We have audited the accompanying consolidated financial statements of Nine Line Apparel, LLC and Subsidiaries (the Company) (a Georgia corporation), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nine Line Apparel, LLC and Subsidiaries as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidated schedule of operating expenses, consolidating balance sheets, and consolidating statements of income and changes in equity are presented for purposes of additional analysis and are not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The consolidating information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the consolidating information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Hancock Askew & Co., LLP

Savannah, Georgia
April 29, 2025

Consolidated Balance Sheets

December 31,		2024		2023
ASSETS				
Current assets				
Cash	$	2,321,353	$	4,417,319
Trade accounts receivable, net		1,470,425		1,255,477
Due from Shareholder		13,226		-
Inventories		4,209,791		4,443,494
Prepaid expenses and other current assets		1,238,855		283,606
Total current assets		9,253,650		10,399,896
Property, plant, and equipment, net		2,599,350		2,574,640
Trademarks and patents, net		317,700		262,507
Other		9,193		9,193
Operating lease right-of-use asset		7,888,705		8,782,388
Total assets	$	20,068,598	$	22,028,624
LIABILITIES AND EQUITY				
Current liabilities				
Accounts payable	$	1,367,217	$	2,830,243
Credit cards payable		419,705		860,891
Deferred revenue		919,619		1,054,749
Accrued expenses		478,299		660,595
Line of credit		-		1,500,000
Current portion of long-term debt		1,000,000		583,230
Current portion of operating lease liabilities		1,152,327		1,143,265
Total current liabilities		5,337,167		8,632,973
Long-term debt, net of current portion, and deferred financing costs		-		996,250
Noncurrent operating lease liabilities		6,839,731		7,705,074
Total liabilities		12,176,898		17,334,297
Equity				
Preferred Membership interests (Note 8)		7,744,701		4,694,327
Common Membership interests (Note 8)		146,999		-
Total equity		7,891,700		4,694,327
Total liabilities and equity	$	20,068,598	$	22,028,624

See accompanying notes to consolidated financial statements.

Nine Line Apparel, LLC and Subsidiaries

Consolidated Statements of Income

For the years ended December 31,		2024		2023
Net sales	$	39,808,354	$	34,027,245
Cost of sales		21,965,718		19,725,766
Gross profit		17,842,636		14,301,479
Operating expenses		13,921,786		13,285,687
Income from operations		3,920,850		1,015,792
Other income (expense)				
Interest income		26,168		4,815
Interest expense		(152,798)		(164,005)
Gain on sale of property		1,900		26,900
Other		496,253		785,054
Total other income, net		371,523		652,764
Income before taxes		4,292,373		1,668,556
Income tax expense (Note 1)		70,000		15,000
Net income	$	4,222,373	$	1,653,556

See accompanying notes to consolidated financial statements.

	Nine Line Apparel, Inc. and Subsidiaries Shareholder's Equity			Members' Equity				
	Common Stock							
	Shares	Amount	Retained Earnings	Preferred Membership Units	Preferred Members' Equity	Common Membership Units	Common Members' Equity	Total Equity
Balance - January 1, 2023	1,000	$ 500	$ 5,923,283	-	$ -	-	$ -	$ 5,923,783
Spin out of Merritt Land Holding, LLC	-	-	(1,863,273)	-	-	-	-	(1,863,273)
Shareholder's distribution, 1/1/23 - 6/30/23	-	-	(1,019,509)	-	-	-	-	(1,019,509)
Net income, 1/1/24 - 6/30/24	-	-	552,543	-	-	-	-	552,543
Effects of reorganization, see Note 1	(1,000)	(500)	(3,593,044)	100,000	3,593,544	-	-	-
Members' distribution, 7/1/24 - 12/31/24	-	-	-	-	(230)	-	-	(230)
Net income, 7/1/24 - 12/31/24	-	-	-	-	1,101,013	-	-	1,101,013
Balance - December 31, 2023	-	-	-	100,000	4,694,327	-	-	4,694,327
Members' distributions, 1/1/24 - 3/31/24	-	-	-	-	(1,000,000)	-	-	(1,000,000)
Net income, 1/1/24 - 3/31/24	-	-	-	-	302,397	-	-	302,397
Issuance of profit interests - 4/1/24 (Note 8)	-	-	-	(3,750)	-	3,750	-	-
Members' distributions, 4/1/24 - 12/31/24	-	-	-	-	(25,000)	-	-	(25,000)
Net income, 4/1/24 - 12/31/24	-	-	-	-	3,772,977	-	146,999	3,919,976
Balance - December 31, 2024	-	$ -	$ -	96,250	$ 7,744,701	3,750	$ 146,999	$ 7,891,700

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31,		2024		2023
Operating activities				
Net income	$	4,222,373	$	1,653,556
Adjustments to reconcile net income to cash provided by operating activities				
Bad debt expense		41,888		33,275
Amortization of deferred financing costs		3,750		2,476
Depreciation and amortization		417,900		271,649
(Gain) loss on sale of assets		(1,900)		(26,900)
Non cash lease expense		893,683		789,249
Changes in				
Trade accounts receivable		(256,836)		(488,842)
Inventories		233,703		(196,311)
Prepaid expense and other current assets		(955,249)		(938)
Trademarks and patents		(86,962)		(35,924)
Operating lease liabilities		(856,281)		(723,298)
Other assets		-		86,753
Change in related party receivables		(13,226)		2,000
Accounts payable		(1,463,026)		2,917,522
Credit cards payable		(441,186)		127,837
Other accrued liabilities		(317,426)		615,891
Cash provided by operating activities		1,421,205		5,027,995
Investing activities				
Cash divested as a result of spin-off, see Note 1		-		(693,893)
Net proceeds from sale of property, plant, and equipment		10,762		26,900
Purchases of property, plant, and equipment		(419,703)		(1,710,730)
Cash used for investing activities		(408,941)		(2,377,723)
Financing activities				
Repayments on line of credit		(2,000,000)		(1,500,000)
Borrowings on line of credit		500,000		1,500,000
Principal repayments on long-term debt		(583,230)		(1,589,222)
Members' distributions		(1,025,000)		(1,019,739)
Cash used for financing activities		(3,108,230)		(2,608,961)
Net increase (decrease) in cash		(2,095,966)		41,311
Cash, beginning of year		4,417,319		4,376,008
Cash, end of year	$	2,321,353	$	4,417,319
Supplemental disclosures of cash flow information				
Cash paid during the year for interest	$	162,090	$	152,912
Accounts payable exchanged for convertible debt	$	-	$	1,000,000
Right of use asset obtained in exchange for lease liability	$	-	$	6,014,379

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of Nine Line Apparel, LLC (NLA) and its wholly owned subsidiaries, Merritt Investment Group, LLC, Homeland Sourcing, LLC, Nine Line Media, LLC, and Nine Line Licensing, LLC; and the following subsidiaries for which there is no activity: Nine Line Holding Company, LLC, FL NLA Coffee, LLC, Nine Line Apparel Store 1, LLC, Nine Line Apparel Store 2, LLC, Nine Line Florida Store 1, LLC, and Nine Line TN Store 1, LLC. All significant intercompany transactions and accounts have been eliminated.

Reorganization and Spinoff

Effective January 1, 2023, the Company underwent a reorganization with the objective of optimizing the Company's corporate structure and segregating the real estate operations from the operating activities of the Company. The reorganization involved the creation of a new holding company, Merritt Holdings Company, LLC (MHC), and the simultaneous spin-out of the consolidated Company's real estate holding company, Merritt Land Holdings, LLC (MLH) from the Company's operating company, Nine Line Apparel, Inc. The sole Member of Nine Line Apparel, Inc. and MLH, then contributed their ownership interest to MHC. As a result of the reorganization, Nine Line Apparel, Inc. and MLH became 100% wholly owned subsidiaries of MHC. All other subsidiaries remain as wholly owned subsidiaries of Nine Line Apparel, Inc.

The results of the reorganization and spin-off transaction have been reflected in the financial statements of the Company, for the year ended December 31, 2023. The assets, liabilities and retained earnings of MLH that were spun off effective January 1, 2023, consisted of the following:

Cash	$	693,893
Related party receivables		100,000
Prepaid expenses and other current assets		501
Other non-current assets		2,254
Property, plant, and equipment, net		7,972,656
Derivative asset		362,357
Total assets	$	9,131,661
Accounts payable	$	74,232
Credit card payable		20,176
Long-term debt, net		7,173,980
Retained earnings		1,863,273
Total liabilities and retained earnings	$	9,131,661

Effective June 30, 2023, pursuant to an amended operating agreement and a certificate of conversion, Nine Line Apparel, Inc. was converted to Nine Line Apparel, LLC. Class A common stock and retained earnings balances were converted to Preferred Membership units effective with the conversion and a separate Common Membership unit was created.

1. Summary of Significant Accounting Policies (cont.)

Nature of Operations

The Company is a leading apparel brand that specializes in designing and offering clothing and accessories for men and women. The Company sells primarily through e-commerce but also maintains retail locations in Georgia, Florida, South Carolina, and Tennessee.

Accounts Receivable

Accounts receivable is primarily from wholesale customers and are recognized at their net realizable value and presented net of any allowance for doubtful accounts and credit losses. The allowance for doubtful accounts and credit losses is based on various factors, including historical experience, current economic conditions, and future expected credit losses and collectability trends. The Company will periodically adjust this estimate when the Company becomes aware of a specific customer's inability to meet its financial obligations or as a result of changes in the overall aging of accounts receivable. Balances that remain outstanding after the Company has used reasonable collection efforts are written off. As of December 31, 2024 and 2023, the Company recorded an allowance for doubtful accounts and credit losses of $20,000 in each year.

Use of Estimates

Management uses estimates and assumptions in preparing these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its cash with high-quality financial institutions. The cash balances may, from time to time, exceed the $250,000 federally insured limit for a single banking institution.

Concentrations of credit risk with respect to trade receivables are limited due to the age of trade receivables and number of customers comprising the Company's customer base and their dispersion across different market types and geographic areas.

Inventories

Inventories consist of raw materials which include blank t-shirts and other apparel upon which the Company embellishes with custom designs. Finished goods consist of embellished items and "grab and go" items ready for sale. Inventories are stated at lower of cost or net realizable value on an average cost basis. Inventory is valued by accumulating actual costs for materials. Additional cost is accumulated by applying a standard overhead burden rate, sufficient to capture the required allocation of relevant indirect manufacturing costs.

Revenue Recognition

The Company recognizes revenue for the transfer of promised goods to customers in an amount that reflects the consideration to which they expect to be entitled in exchange for those goods. Revenue is recognized at the time the Company satisfies its performance obligation to customers.

1. Summary of Significant Accounting Policies (cont.)

Revenue Recognition (cont.)

Retail sales occur at physical retail stores, through the Company's website, or through an online retailer. Sales that occur at the physical retail store are recorded when customers physically purchase items in a store. Sales that occur through the Company's website or through the online retailer are recorded when products are shipped through common carrier to the customer. At this time, the control of the product is transferred to the customer. Similar to online retail sales, the Company records wholesale sales when products are shipped to customers, the time at which the control of the product is determined to be transferred to the customer.

The Company considered several factors in determining that control transfers to the customer upon shipment of wholesale products and online retail. These factors include that legal title transfers to the customer, having a present right to payment, and the customer has assumed the risks and rewards of ownership at the time of shipment.

Customers have a limited opportunity to return the product at the discretion of the Company. Sales allowances are recorded as a reduction of revenue with a related liability for sales returns. A return asset is recorded for products that are subject to return, with a resulting credit to cost of sales for potential product returns. Management analyzes the need for sales allowances using historical data adjusted for significant changes in volume and business conditions, as well as specific identification of returns. As of December 31, 2024 and 2023, the Company recorded a sales return allowance of $30,000 for both years.

Contract Assets and Liabilities

Contract assets are limited to accounts receivable. Accounts receivable reflect the Company's unconditional right to payment for goods and services transferred to the customer. Contract liabilities consist of deferred revenue, primarily for prepayments received from customers in advance of product shipments, and gift card liabilities, related to unredeemed gift cards outstanding.

Shipping and Handling

Freight billed to customers is considered sales revenue and the related freight costs as a cost of sales.

Advertising and Promotions

Advertising and promotional costs are expensed as incurred and include social media campaigns, internet advertising, sponsored events, and graphic design. Advertising costs for the years ended December 31, 2024 and 2023 were $3,653,727 and $3,502,461, respectively.

Trademarks and Patents

The Company has recorded intangible assets related to trademarks and patents both internally created and purchased, and their associated development costs. The gross carrying amount of these assets was $435,679 and $347,985 at December 31, 2024 and 2023, respectively. Accumulated amortization was $117,979 and $85,478 at December 31, 2024 and 2023, respectively. Amortization expense was $31,769 and $22,883 for the years ending December 31, 2024 and 2023, respectively. Amounts are amortized over 5 or 15 years and are reviewed for impairment annually. Estimated amortization expense for each of the next five years is approximately $32,000.

1. Summary of Significant Accounting Policies (cont.)

Guaranteed Payments to Partners

Guaranteed payments to partners that are intended as compensation for services rendered are accounted for as partnership expenses rather than as allocations of partnership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the partnership, but rather, as part of the allocation of net income. Guaranteed payments made to Members are recorded as a component of operating expenses in the consolidated statements of income.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

	Estimated Life in Years
Equipment	5 to 10
Vehicles	5 to 10
Leasehold improvements	5 to 40

All of the Company's reported leasehold and land improvements are related to leases from affiliated entities. Leasehold improvements associated with leases from affiliated entities are depreciated over the useful life of the improvements as long as the lessee controls the use of the underlying asset through a lease. When the Company no longer controls the leased asset from the affiliated entity, the residual balance of the associated leasehold improvements is accounted for as a transfer between the entities through an adjustment to equity.

Income Taxes

The Company is a limited liability company. The Members have elected to file the income tax returns of the Companies as a partnership. This requires the Members of Nine Line Apparel, LLC to report any income or loss on their personal income tax returns. Therefore, no provision or liability for federal income taxes has been included in the consolidated financial statements.

Pursuant to O.C.G.A. § 48-7-21 or O.C.G.A. § 48-7-23, the Company elected to pay state taxes at the pass-through entity level effective for the tax years beginning January 1, 2022. The Company incurred an estimated state income tax expense of $70,000 and $15,000 for the years ended December 31, 2024 and 2023, respectively, and such amount is presented as income tax expense on the consolidated statements of income.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the consolidated financial statements. The Company is not currently under examination by taxing authorities.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal, state, or local income tax examinations for years before 2021.

1. Summary of Significant Accounting Policies (cont.)

Cost of Sales

Cost of sales includes materials, labor, and other variable and fixed overhead costs associated with screen-printing and embroidery costs to transform raw materials into finished goods. Included in cost of sales is maintenance, shipping, purchasing, receiving, inspection, and other various warehousing costs. Merchandise costs are recorded net of discounts.

Operating Leases

ROU assets represent the Company's right-to-use the underlying asset for the related lease term. The ROU asset is amortized straight-line over the life of the lease based on the lease term and recorded as lease cost. Lease cost is recorded as a component of general and administrative expenses.

Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term. The Company uses the explicit discount rate detailed in the lease when applicable. Since most of the Company's leases do not provide an explicit rate, to determine the present value of lease payments management is permitted to use the Company's incremental borrowing rate based on the information available at lease commencement or elect the practical expedient available to private companies to use the risk-free rate over the remaining term of the lease, at the later of transition date or lease inception. The Company has adopted the policy to utilize the risk-free rate as the incremental borrowing rate for all of their leases. A lease may include one or more options to renew, with renewal terms that can extend the lease to five years, which is generally at the Company's discretion. Any option or renewal period management believed were reasonably certain of being exercised are included in the lease term and are used in calculating the operating lease ROU assets and related lease liabilities. The Company recognizes rental expense for operating leases that contain predetermined fixed escalation clauses on a straight-line basis over the expected term of the lease.

Lease modifications are assessed to determine if they result in a separate lease or are a continuation of the existing lease. Upon a lease modification, the Company remeasures the lease liability and related right-of-use asset as of the effective date of the modification, which is consistent with the date a lease modification is signed. The Company recognizes the effects of lease modifications on the consolidated balance sheets and consolidated statements of income prospectively, applying the new terms of the lease from the effective date of the modification.

2. Major Vendors

For the year ended December 31, 2024, the Company had two vendors that accounted for 29% of purchases. For the year ended December 31, 2023, the Company had two vendors that accounted for 36% of purchases.

3. Inventories

Inventories consist of the following:

December 31,	2024	2023
Raw materials	$ 3,576,802	$ 3,757,447
Work in process	340,160	144,884
Finished goods	292,829	541,163
	$ 4,209,791	$ 4,443,494

4. Property, Plant, and Equipment

Property, plant, and equipment consists of the following:

December 31,		2024		2023
Equipment	$	3,864,527	$	3,717,712
Vehicles		303,561		209,245
Leasehold improvements		1,010,881		841,959
		5,178,969		4,768,916
Less accumulated depreciation		(2,579,619)		(2,194,276)
Total	$	2,599,350	$	2,574,640

Depreciation expense was $386,131 and $248,766 for the years ended December 31, 2024 and 2023, respectively.

5. Line of Credit

During 2019, the Company obtained a revolving line of credit agreement through Truist Bank that allows for draws up to $1,500,000, and accrued interest at the LIBOR rate plus 2.5%, with a maturity date of December 18, 2024. The Company renewed the line of credit on December 16, 2024, extending the maturity date to August 31, 2025, with a variable interest rate equal to term SOFR rate, plus 2.5% per annum (6.9% and 7.8% at December 31, 2024 and 2023, respectively). Interest is payable each month in which a balance is outstanding. During 2024 and 2023, interest expense on the line of credit was approximately $96,000 and $27,000, respectively. The outstanding balance on the line of credit as of December 31, 2024 and 2023 was $0 and $1,500,000, respectively.

The revolving line of credit is collateralized by all business assets of the Company. The agreement includes restrictive covenants that require the use of the proceeds from the line of credit to be used only for business purposes, and to maintain certain financial ratios. As of December 31, 2024, the Company was in compliance with its line of credit financial covenants.

6. Long-Term Debt

Long-term debt consists of the following:

	Collateral Security Type/Location	Interest Rate at December 31, 2024	Final Maturity		December 31, 2024		December 31, 2023
Truist Bank	All assets, owner's interest in NLA	6.62%	2024	$	-	$	583,230
Bella + Canvas, LLC	Convertible into equity securities of NLA	5.17%	2025		1,000,000		1,000,000
					1,000,000		1,583,230
Less: current maturities of long-term debt					(1,000,000)		(583,230)
Less: unamortized debt issuance costs					-		(3,750)
Total long-term debt				$	-	$	996,250

6. Long-Term Debt (cont.)

The Company's loan agreement with Truist Bank is secured by equipment and other fixed assets and includes various covenants, including a prohibition against transfer, sale, or lease of significant assets and affirmative covenants including maintenance of certain financial ratios as defined in the agreement. As of June 6, 2024, the Company paid the outstanding balance of the loan, ahead of the original maturity date of December 18, 2024.

During 2024 and 2023, amortization of debt issuance costs of $3,750 and $2,476, respectively, were reported in the consolidated statements of income as interest expense.

Maturities

As of December 31, 2024, the full balance of outstanding debt, net of issuance cost, matures in 2025 in the amount of $1,000,000.

Convertible Note

On November 9, 2023, the Company issued an 18-month, $1,000,000 convertible note in exchange for payables due to a vendor. The convertible note bears interest at the minimum interest rates allowable by law and is payable in full, plus accrued interest on the earlier of May 2025 or if and when indebtedness of the Company exceeds $10,000,000. The purchaser of the note has the right and option to convert the note at any time in exchange for membership units of the Company, with the number of units being determined based on the proportion of the convertible note balance to the valuation of the Company. In no event will the debt convert to be less than 2.50% of membership interest of the Company, on a fully diluted basis. In the event the conversion results in a percentage ownership of the Company that is greater than 5%, the Company shall have the one-time option to pay the full balance of the note in cash.

In the event of a qualified liquidity event, the balance of the note is due and payable in full to the purchaser at the greater of the balance of the note, or the amount the purchaser would have been entitled to, had the balance of the note been converted to membership units at the valuation of the Company, immediately prior to the qualified liquidity event.

The Company has a right to prepay the balance of the note, following a period of 12 months from the issuance date, without penalty.

Upon maturity, the notes will be settled in cash up to the aggregate principal amount of the notes or at the lender's election, in Preferred Membership units, or a combination of cash and shares of Preferred Membership units in respect of the remainder, if any, of our conversion obligation.

7. Operating Leases – Lessee

The Company's operating leases do not provide an implicit rate, and therefore the Company has made an accounting policy election to use the risk-free rate as their incremental borrowing rate for the initial and subsequent measurement of operating lease liabilities. The risk-free rate is determined using a period comparable with the lease term. The Company used the risk-free rate related to the remaining term of the lease at initial adoption of Topic 842. When an existing lease is modified the Company updates the risk-free rate consistent with the lease term on the effective date of the modification.

7. Operating Leases – Lessee (cont.)

The Company leases property from MLH, a related party. As part of the reorganization (see Note 1), MLH is no longer a consolidated entity effective January 1, 2023. The property subject to the lease consists of land and a building in Savannah, Georgia. The lease expires on April 18, 2032. The lease does not contain renewal options. The lease agreement does not contain any material residual value guarantees or material restrictive covenants. On January 1, 2023, the MLH lease was amended to increase monthly payments from $45,000 to $65,000. On June 1, 2023, the lease was amended to increase payments from $65,000 to $81,500, and to extend the term of the lease from December 31, 2029 to April 18, 2032. Accordingly, the Company remeasured the lease liability and related ROU assets, based on the updated payments, term, and prevailing risk-free rates at the effective date of the modification. The ROU assets and lease liabilities are presented on the consolidated balance sheets.

In July 2023, the Company entered into a lease agreement to lease property located in Key West, Florida with a related party that is under common ownership but is not consolidated. The lease expires July 1, 2033. The lease contains up to ten (10) one-year renewal options. The lease agreement does not contain any material residual value guarantees or material restrictive covenants.

The table below presents the location of the operating lease liabilities balances presented in the consolidated balance sheets as follows:

		2024		2023
Operating lease				
Operating lease right-of-use assets	$	7,888,705	$	8,782,388
Current portion of operating lease liabilities	$	1,152,327	$	1,143,265
Noncurrent operating lease liabilities		6,839,731		7,705,074
Total operating lease liabilities	$	7,992,058	$	8,848,339

The Company's weighted average remaining lease term and weighted average discount rate are as follows:

December 31,	2024	2023
Weighted average remaining lease term - operating leases (in years)	7.66	8.67
Weighted average discount rate - operating leases	3.66%	3.66%

The maturities of lease liabilities as of December 31, 2024 were as follows:

Years ending December 31,		
2025	$	1,171,725
2026		1,181,411
2027		1,191,582
2028		1,202,261
2029		1,213,474
Thereafter		3,201,068
Total undiscounted future minimum lease payments		9,161,521
Less: difference between lease payments and discounted lease liabilities		(1,169,463)
Total present value of lease liabilities	$	7,992,058

7. Operating Leases – Lessee (cont.)

Rental expense for non-cancelable operating leases, paid to a related party under common ownership, was $1,195,402 and $1,006,451 for the years ended December 31, 2024 and 2023, respectively. Short-term lease costs and variable lease costs were not material for the period presented.

Cash paid for amounts included in the measurement of operating lease liabilities was $1,162,500 and $940,500 for the years ended December 31, 2024 and 2023, respectively.

8. Members' Equity

As part of the reorganization in 2023 (see Note 1) the Company created two classes of membership interests. The Company's equity consists of Preferred Membership units and Common Membership units, each having their own rights, preferences, and privileges.

Granting of Common Units

The Board may issue, from time to time, in the aggregate up to 10% of the issued and outstanding Membership Interest from the Common Units (Employee Pool Issuance) to one or more employees or consultants of the Company and on such terms and conditions, and subject to such restrictions, if any, as may be determined by the Board in its sole discretion. When any such Employee Pool Issuance occurs, the operating Agreement shall be amended by the Board to reflect such additional issuances and the resulting dilution, which shall be solely by the majority owner of preferred units.

As of April 1, 2024, the Company granted a total of 3,750 Common Membership units, representing 3.75% ownership of the Company, as "profit interests" which entitle its record owners to share in the appreciation of the Company assets from the date of issuance and not in any fair market value of Company assets accrued prior to the issuance of such units. Such units were transferred from the majority owner of the Preferred Membership units. The interests are not entitled to any retroactive allocation of the Company's income, gains, losses, deductions, credits or other items. Net income and net loss of the Company shall be allocated among the Members pro rata in accordance with their relative distributions or, if no distributions are made, then in accordance with their percentage interests.

The Common Membership units do not entitle the owner to voting rights and are prohibited from being conveyed, pledged, assigned, transferred, hypothecated, encumbered, or otherwise disposed of by the employee without prior consent of the board. The Company may, at its election, require the employee to sell to the Company all or any portion of such employee's Common Membership units in connection with a "termination of service" at a purchase price equal to the fair market value of the common units on the date of such termination.

Distributions

Any available cash of the Company, after allowance for payment of all Company obligations then due and payable, including debt service, operating expenses and such other reserves as the board may determine, may be distributed to the Members as determined by the board, pro rata in accordance with their respective percentage interests provided that no distributions shall be made to common Members unless and until the preferred Members have received distributions equal to their respective capital contributions.

Board Appointments

The size and composition of the board of directors is determined solely by the majority owner of preferred membership interests. The initial board of directors shall consist of 4 Members, two of which are owners of preferred units, and two of which are appointed though the granting of common units. The owners of common units are not entitled to vote on any matters required or permitted to be voted on by the Members.

9. Subsequent Events

The Company has evaluated subsequent events through April 29, 2025, the date which the consolidated financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Nine Line Apparel, LLC and Subsidiaries

Supplementary Information
Consolidated Schedules of Operating Expenses

For the years ended December 31,		2024		2023
Advertising	$	3,653,727	$	3,502,461
Automobile expense		27,809		39,491
Bad debt expense		41,888		33,275
Computer expenses		63,787		58,112
Depreciation and amortization		417,900		271,649
Employee recruitment, retention, and training		62,268		31,418
Insurance		216,642		212,683
Meals and entertainment		48,590		46,906
Office and other		4,958,166		4,268,990
Professional fees		776,069		1,289,520
Support staff		3,006,650		2,923,156
Taxes		55,538		93,509
Travel		163,095		143,479
Utilities		429,657		371,038
Total operating expenses	$	13,921,786	$	13,285,687

See independent auditor's report.

Supplementary Information
Consolidating Balance Sheets

December 31,	Nine Line Apparel, LLC	Merritt Investment Group, LLC	Nine Line Media, LLC	Nine Line Licensing, LLC	Homeland Sourcing, LLC	Elimination	2024 Consolidated Balance	2023 Consolidated Balance
ASSETS								
Current assets								
Cash	$ 2,314,051	$ 3,047	$ 1,941	$ -	$ 2,314	$ -	$ 2,321,353	$ 4,417,319
Trade accounts receivable, net	1,470,425	-	-	-	-	-	1,470,425	1,255,477
Due from Shareholder	13,226	-	-	-	-	-	13,226	-
Related party receivables	800	-	-	-	-	(800)	-	-
Inventories	4,209,791	-	-	-	-	-	4,209,791	4,443,494
Prepaid expenses and other current assets	1,238,855	-	-	-	-	-	1,238,855	283,606
Total current assets	9,247,148	3,047	1,941	-	2,314	(800)	9,253,650	10,399,896
Property, plant, and equipment, net	2,599,350	-	-	-	-	-	2,599,350	2,574,640
Investment in subsidiary	171,059	-	-	-	-	(171,059)	-	-
Trademarks and patents, net	152,994	3,223	-	161,309	174	-	317,700	262,507
Other	9,193	-	-	-	-	-	9,193	9,193
Operating lease right-of-use assets	7,888,705	-	-	-	-	-	7,888,705	8,782,388
Total assets	$ 20,068,449	$ 6,270	$ 1,941	$ 161,309	$ 2,488	$ (171,859)	$ 20,068,598	$ 22,028,624
LIABILITIES AND EQUITY (DEFICIT)								
Current liabilities								
Accounts payable	$ 1,367,068	$ (620)	$ 1,569	$ -	$ -	$ (800)	$ 1,367,217	$ 2,830,243
Credit cards payable	419,705	-	-	-	-	-	419,705	860,891
Deferred revenue	919,619	-	-	-	-	-	919,619	1,054,749
Accrued expenses	478,299	-	-	-	-	-	478,299	660,595
Line of credit	-	-	-	-	-	-	-	1,500,000
Current portion of long-term debt	1,000,000	-	-	-	-	-	1,000,000	583,230
Current portion of operating lease liability	1,152,327	-	-	-	-	-	1,152,327	1,143,265
Total current liabilities	5,337,018	(620)	1,569	-	-	(800)	5,337,167	8,632,973
Long-term debt, net of current portion	-	-	-	-	-	-	-	996,250
Operating lease liability - net of current portion	6,839,731	-	-	-	-	-	6,839,731	7,705,074
Total liabilities	12,176,749	(620)	1,569	-	-	(800)	12,176,898	17,334,297
Equity (deficit)								
Preferred Membership interests (Note 8)	$ 7,744,701	$ 6,890	$ 372	$ 161,309	$ 2,488	$ (171,059)	$ 7,744,701	$ 4,694,327
Common Membership interests (Note 8)	146,999	-	-	-	-	-	146,999	-
Total equity (deficit)	7,891,700	6,890	372	161,309	2,488	(171,059)	7,891,700	4,694,327
Total liabilities and equity (deficit)	$ 20,068,449	$ 6,270	$ 1,941	$ 161,309	$ 2,488	$ (171,859)	$ 20,068,598	$ 22,028,624

See independent auditor's report.

Supplementary Information
Consolidating Statements of Income and Changes in Equity

For the years ended December 31, 2024 and 2023	Nine Line Apparel, LLC	Merritt Investment Group, LLC	Nine Line Media, LLC	Nine Line Licensing, LLC	Homeland Sourcing, LLC	Elimination	2024 Consolidated Balance	2023 Consolidated Balance
Net sales	$ 39,808,354	$ -	$ -	$ -	$ -	$ -	$ 39,808,354	$ 34,027,245
Cost of sales	21,965,718	-	-	-	-	-	21,965,718	19,725,766
Gross profit	17,842,636	-	-	-	-	-	17,842,636	14,301,479
Operating expenses	13,894,662	289	575	26,232	28	-	13,921,786	13,285,687
Income (loss) from operations	3,947,974	(289)	(575)	(26,232)	(28)	-	3,920,850	1,015,792
Other income (expense)								
Earnings on investment in subsidiary	(27,128)	-	-	-	-	27,128	-	-
Interest income	26,168	-	-	-	-	-	26,168	4,815
Interest expense	(152,794)	-	(4)	-	-	-	(152,798)	(164,005)
Gain (loss) on sale of property	1,900	-	-	-	-	-	1,900	26,900
Other	496,253	-	-	-	-	-	496,253	785,054
Total other income (expense), net	344,399	-	(4)	-	-	27,128	371,523	652,764
Income (expense) before taxes	4,292,373	(289)	(579)	(26,232)	(28)	27,128	4,292,373	1,668,556
Income tax expense (Note 1)	70,000	-	-	-	-	-	70,000	15,000
Net income (loss)	4,222,373	(289)	(579)	(26,232)	(28)	27,128	4,222,373	1,653,556
Equity, beginning of period	4,694,327	7,179	951	187,541	2,516	(198,187)	4,694,327	5,923,283
Effects of reorganization	-	-	-	-	-	-	-	(1,862,773)
Members' distributions	(1,025,000)	-	-	-	-	-	(1,025,000)	(1,019,739)
Equity, end of period	$ 7,891,700	$ 6,890	$ 372	$ 161,309	$ 2,488	$ (171,059)	$ 7,891,700	$ 4,694,327

See independent auditor's report.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF NINE LINE APPAREL

Veteran-Owned Since 2012 and Still Leading the Charge

Veteran-owned. American-made. Built for scale and primed for patriots.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



NINE ★ LINE
NINE LINE
NINE LINE
APPAREL
★★★ PROUDLY AMERICAN MADE ★★★

Get Equity
$4.72 Per Share

MIN INVEST $495.60

VALUATION $47.2M

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

REASONS TO INVEST

Smart Expansion, Made in America:

We're fueling growth where it matters most—on U.S. soil:

Adding advanced Direct-To-Garment (DTG) machines that are planned to double output and generate additional high-margin annual inventory. Opening 2 new high-traffic retail stores in the Southeast scheduled for Q4 of 2025. Scaling our patented Tailgater Hoodie line through licensing and new branded apparel categories.

Proven Partners. Large Reach: Trusted by BRCC, USCCA & more. This brand’s got backup.

TEAM



Tyler Anthony Merritt • CEO / Founder / Principal Shareholder / Sole Director

12-year veteran Army officer, West Point graduate, Bronze Star recipient, and founder of Nine Line Foundation. Leads with experience in aviation, logistics, and brand leadership.

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Kirk Waidelich • Chief Marketing Officer

Brings 30+ years in retail marketing, leading digital and CRM strategy at Fleet Farm, Rural King, and JCPenney to boost loyalty, CX, and revenue. Specializes in data-driven growth and high-impact brand transformation.

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Myles Andrew Burke • Chief Operating Officer

Brings extensive experience in logistics and fulfillment operations with a focus on vertically integrated supply chains.

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Sherry L. Sikes • Chief Financial Officer and Secretary

Manages finance, planning, and investor reporting, supporting strategic growth initiatives and capital deployment.

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NINE LINE APPAREL

THE PITCH

From Battlefield to Boardroom: Built to Scale, Made to Last

Nine Line Apparel isn't just another apparel company—it's a mission in motion. Launched by an active-duty Army aviator, this veteran-led powerhouse blends tactical discipline with business savvy. In just over a decade, it's grown into one of America's most iconic patriot brands—repping pride, service, and freedom in every stitch.

From e-commerce to retail, wholesale to private label, and through partnerships with names like Black Rifle Coffee, Nine Line is more than outfitting a movement—it's building one.

OUR SOLUTION

Vertically Integrated & Rapid to Market

- In-house design, screen printing, embroidery, and fulfillment
- New designs launched in as little as 24 hours
- Custom brand management and 3PL for partner brands



NINE LINE
APPAREL
DESIGN
FULFILLMENT
PRINTING
EMBROIDERY
WEAR YOUR CAUSE!
PROUDLY AMERICAN MADE

Expansive SKU Depth, Precision Execution

- Expansive SKU Depth, Precision Execution 100K+ SKUs across apparel, accessories, and drinkware
- Just-in-time production reduces inventory risk
- Data-driven merchandising powered by proprietary ML tools



OUR HEADQUARTERS
OVERVIEW
Nine Line's facility enables efficient start-to-finish execution with an opportunity for expansion.
Nine Line occupies a two-story facility in Savannah, Georgia that includes a retail showroom, corporate office, warehouse, and production floor.
SQUARE FOOTAGE
~60,000
PROPERTY SIZE
10-ACRE
ANNUAL RENT
$ 978K

FACILITY CORE CAPABILITIES

AREA	DESCRIPTION	CURRENT CAPACITY	CURRENT UTILIZATION
Receiving	Loading docks for staging and stamping	10,000 units	50-60%
Inventory	Staging and raw material, pallet racks, and QC	340,000 units	75%
Production	*Production details listed below*	N/A	77.5%
Screen Print	Multiple locations dedicated to garmet printing	15,000 units IMPRESSIONS/DAY	80%
Embroidery	Stitching for embroidery	1,200,000 STITCHES/DAY	75%
Fulfillment	Storage, shipping, staging, and fullfillment stations	10,000 units	65-80%
MISC.	Forklift accessibility, walkways	N/A	N/A

USA-Made Commitment

By shifting away from foreign materials, Nine Line is planning to invest in a new 50,000 sq. ft. expansion and cut & sew factory to bolster U.S. production capabilities and job creation.

Built by Veterans. Driven to Give Back.

- Nine Line walks the walk—on and off the battlefield. Giving back isn't a slogan, it's a mission.
- Founded the Nine Line Foundation: Helping severely wounded veterans rebuild their lives
- Official U.S. Military Supplier: Awarded federal contract for American-made military gear
- Rapid-Response Relief: Deployed aid for hurricanes, veteran families, and disaster victims


FREEDOM
IS MY
SECOND
FAVORITE
OUR
USA
COMMITMENT
ANSWERTHECALL!

THE MARKET & OUR TRACTION

Tractions & Revenue Growth

NINE LINE REVENUE

CURRENT REVENUE

$39.8M

2024

PROJECTED REVENUE

$40.8M

2025

Nine Line's Revenue trajectory reflects not just market demand, but operational excellence. With growing sales, the company is scaling with precision and looking to expand its gross margins and boost its EBITDA year over year in the future.

PRODUCTION AREA	CURRENT CAPACITY	POST-EXPANSION CAPACITY
Screen Printing	15,000 Impressions	80,000 Impressions
Embroidery	1.2M Stitches	23M Stitches
Fulfillment	10,000 Units	30,000 Units
Inventory	340,000 Units (total)	950,000 Units (total)

**2025 revenue is a projection based on current assumptions and is subject to change. See offering materials for full details and risk factors.*

Nine Line's revenue trajectory reflects not just market demand, but operational excellence. With sales growing from $39.8M in 2024, the company is scaling with precision— looking to expand gross margins and boost EBITDA year over year. This growth is powered by a vertically integrated model, strategic retail partnerships, and a fiercely loyal customer base.

Use of Funds

- **Next-Gen Manufacturing Equipment:** Adding advanced Direct-To-Garment (DTG) machines to double output and boost annual production by ~$1.6M in high-margin inventory.
- **Retail Location Expansion:** Funding 8 new high-traffic stores across the Southeast & Midwest—replicating proven store success with fast payback and strong margins.
- **Patented Product Growth:** Scaling Nine Line's proprietary Tailgater Hoodie line—driving licensing deals and opening new whitespace in branded lifestyle apparel.

Retail and Wholesale Penetration


WHOLESALE AND PARTNERS
NINE LINE
BRAND & AUDIENCE
EFFICIENT
SCALABLE
TECHNOLOGY-DRIVEN
PLATFORM
NUMEROUS
OPPORTUNITIES
Nine Line is the authentic wholesale and co-branding partner of choice, providing brands and retailers with an unmatched combination of product design, decoration, fullfillment, and collaborative consumer outreach.
Representative Wholesale Customers
Representative Custom Clients/Partners

- Operates 4 proprietary retail stores and 3 Black Rifle Coffee locations
- Manages merchandising at 40+ BRCC stores nationwide
- Products available via major partners: Sportsman's Warehouse, Murdoch's & Galls.

Efficient and Scalable Infrastructure

- **Headquarters:** 50,000 sq. ft. facility on 11 acres in Savannah
- **Daily Output:** 15,000 screen print impressions and 1.2M embroidery stitches
- **Inventory capacity:** 340K units with plans to triple

Fuel the Frontlines of American Manufacturing

Nine Line Apparel is a brand forged in loyalty, service, and unshakable American values. With its roots in the military community, vertically integrated operations, and ambitious growth strategy,

This isn't just another apparel company. This is an investment in an American manufacturing revival, led by Veterans who understand leadership, execution, and what it means to answer the call.

Answer the Call. Invest in Nine Line.


NINE LINE
NINE LINE
APPAREL
STAND FOR SOMETHING. INVEST IN NINE LINE.

ABOUT

HEADQUARTERS
450 Fort Argyle Road
Savannah, GA 31419

WEBSITE
View Site

Veteran-owned. American-made. Built for scale and primed for patriots.

TERMS

Nine Line Apparel

Overview

PRICE PER SHARE
$4.72

VALUATION
$47.2M

DEADLINE
Oct. 7, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $5M

Breakdown

MIN INVESTMENT
$495.60

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,999.84

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
4,237

MAX NUMBER OF SHARES OFFERED
1,059,322

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$20,068,598	$22,028,624
Cash & Cash Equivalents	$2,321,353	$4,417,319
Accounts Receivable	$1,470,425	$1,255,477
Short-Term Debt	$5,337,167	$8,632,973
Long-Term Debt	$6,839,731	$8,701,324
Revenue & Sales	$39,808,354	$34,027,245
Costs of Goods Sold	$21,965,718	$19,725,766

Taxes Paid	$70,000	$15,000
Net Income	$4,222,373	$1,653,556

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Forward-Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: All employees and 1099 contractors as of 6/15/2025 will receive 1% bonus shares.

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks and receive 1% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 2% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks and receive 3% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks and receive 4% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 6: Invest $100,000+ within the first 2 weeks and receive 6% bonus shares

Flash Perk 1: Invest $10,000+ between days 30 - 35 and receive 3% bonus shares

Flash Perk 2: Invest $5,000+ between days 30 - 35 and receive 2% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through **Equity Trust**, a trusted provider fully integrated with our platform. This integration allows for a **fast, secure, and seamless investing experience**, and includes **a special offer on annual fees**exclusively for StartEngine investors.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be **manual and may take longer** to complete.

To get started, simply **visit our IRA page** for more information and step-by-step instructions.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

In 2012, in a small Savannah garage, we set out to create something more than a brand. We wanted a way to continue serving. Not in uniform, but in purpose. That was the beginning of Nine Line Apparel.

Fast forward 13 years, Nine Line is a symbol of patriotism, grit, and giving back. We've grown into a community—a movement—that supports veterans, first responders, and those who defend our way of life.

Unlike other apparel brands, growth has never come at the cost of our values. Every thread we use is ethically sourced— because integrity isn't optional. Additionally, Nine Line Apparel continues to invest in the veteran and first responder communities through our give-back initiatives— from disaster relief to Gold Star family support to building tiny homes for severely wounded and homeless veterans.

Now, we're gearing up for our biggest mission yet—and we want you to be a part of it. We're launching a crowdfunding campaign to expand our U.S.-based manufacturing and retail operations. This means more jobs for veterans, more ethically made products, and a bigger impact for the causes we care about.

Funds from this capital-raise will go towards purchasing manufacturing equipment to increase production capacity, as well as growing our retail footprint throughout the United States.

For me, Nine Line has always been bigger than an apparel brand. It's a mission. Now it's time for you to be part of it. Join us. Own a piece of this movement. Let's continue to serve— together.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

RESTATED ARTICLES OF INCORPORATION OF NINE LINE INC.

On June 6, 2025, the following restated articles (the "**Articles**") were duly adopted by the Board of Directors of Nine Line Inc., a Georgia corporation pursuant to § 14-2-1007 of the Georgia Business Corporation Code:

Article 1: Name of the Corporation

The name of the corporation is Nine Line Inc. (the "**Corporation**").

Article 2: Corporate Purpose

The purpose of the Corporation is to engage in any and all lawful business for which corporations may be incorporated under the Code.

Article 3: Authorized Shares

3.1 Authorized Capital Stock. The Corporation is authorized to issue a total of 25,000,000 shares. The shares are divided into classes as follows: (a) 10,000,000 shares of Class A common stock, par value $0.01 per share (the "**Class A Common Stock**"); (b) 10,000,000 shares of Class B common stock, par value $0.01 per share (the "**Class B Common Stock**" and together with the Class A Common Stock, the "**Common Stock**"); and (c) 5,000,000 shares of preferred stock, par value $0.01 per share (the "**Preferred Stock**").

3.2 Increase or Decrease in Authorized. The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote by any holders of one or more series of Preferred Stock is required by the express terms of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Section 3.4 of these Articles.

3.3 Common Stock.

(a) Except as otherwise required by the Code or these Articles, as amended from time to time, the voting power attributable to a holder of Class A Common Stock and Class B Common Stock shall be as follows: (i) Each record holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock registered in his name on the books of the Corporation and otherwise entitled to vote; and (ii) no holder of Class B Common Stock shall have the right to vote any share of Class B Common Stock. The holders of shares of Common Stock shall not have cumulative voting rights.

(b) Subject to the rights of the holders of shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the board of directors of the Corporation (the "**Board**") from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the rights of the holders of shares of Preferred Stock in respect thereof, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

3.4 Preferred Stock. The Preferred Stock may be issued from time to time in one or more series with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, as shall be stated in the resolutions adopted by the Board providing for the issuance of such Preferred Stock or series thereof; and the Board is hereby vested with authority to fix such designations, preferences and relative participating, optional or other special rights or qualifications, limitations, or restrictions for each series, including, but not by way of limitation, the power to fix the redemption and liquidation preferences, the rate of dividends payable and the time for and the priority of payment thereof and to determine whether such dividends shall be cumulative or not and to provide for and fix the terms of conversion of such Preferred Stock or any series thereof into Common Stock of the Corporation and fix the voting power, if any, of shares of Preferred Stock or any series thereof.

Article 4: Initial Registered Office and Agent

The address and county of the Corporation's initial registered office is: 450 Fort Argyle Road, Richmond Hill, Georgia 31419, Bryan County. The name of the Corporation's initial registered agent at the initial registered office is Tyler A. Merritt.

Article 5: Incorporator

The names and addresses of the incorporator is Bryan A. Schivera, Esq., 218 West State Street, Savannah, GA 31401.

Article 6: Initial Principal Office

The mailing address of the Corporation's initial principal office is 450 Fort Argyle Road, Richmond Hill, Georgia 31419.

Article 7: Board of Directors

7.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board.

7.2 Number of Directors; Term. The number of directors that shall constitute the entire Board shall not be less than one (1) nor more than fifteen (15). Within such limit, the number of members of the entire Board shall be fixed, from time to time, exclusively by the Board, subject to the rights of the holders of any series of Preferred Stock with respect to the election of directors, if any. All directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders and until their respective successors shall have been duly elected and qualified or until their earlier resignation or removal.

7.3 **Written Ballot**. Elections of directors need not be by written ballot unless the bylaws of the Corporation (as amended from time to time in accordance with the provisions hereof and thereof, the "**Bylaws**") shall so provide.

Article 8: Stockholders

7.4 **Action by Written Consent of Stockholders**. Subject to such further conditions as may be required by law or the Corporation's Bylaws, any action which may be taken at a meeting of the stockholders may be taken without a meeting if a written approval and consent, setting forth the action authorized, shall be signed by persons who would be entitled to vote at a meeting shares having voting power to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote were present and voted.

7.5 **Special Meetings**. Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to call a special meeting of the holders of such series, special meetings of the stockholders of the Corporation may be called only by the chairperson of the Board, the chief executive officer of the Corporation, the Board, or the holders of seventy-five (75%) percent of the Corporation's outstanding capital stock entitled to vote in the election of directors.

Article 9: Limitation on Director and Officer Liability

No Director or Officer of the Corporation will be personally liable to the Corporation or its shareholders for monetary damages for breach of duty of care or other duty as a Director or officer, except for liability: (1) for any appropriation, in violation of his or her duties, of any business opportunity of the Corporation; (2) for acts or omissions which involve intentional misconduct or a knowing violation of the law; (3) for the types of liability set forth in Section 14-2-832 of the Code; or (4) for any transaction from which the Director received an improper personal benefit. If the Code is amended after the effective date of this Article to authorize corporate action further limiting the personal liability of Directors or officers, then the liability of a Director or officer of the Corporation will be limited to the fullest extent permitted by the Code, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation will not adversely affect any right or protection of a Director or officer of the Corporation existing at the time of such repeal or modification.

Article 10: Amendment

The Corporation reserves the right to amend, alter, or repeal any provision contained in these Articles, in the manner now or hereafter prescribed by the laws of the State of Georgia, and all rights conferred herein are granted subject to this reservation.

Article 11: Effective Date

These Articles shall be effective on the date they are filed with Georgia Secretary of State.

Said Restated Articles of Incorporation supersede the original Articles of Incorporation as heretofore amended.

IN WITNESS WHEREOF, the undersigned has signed these Restated Articles of Incorporation as of June 6, 2025.

Signature:

Bryan A. Schivera, Attorney In Fact

ARTICLES OF INCORPORATION OF NINE LINE, INC.

These Articles of Incorporation (these "**Articles**") are submitted for filing for the purpose of creating and organizing a business corporation pursuant to the applicable provisions of the Georgia Business Corporation Code (the "**Code**") and the Georgia Administrative Code.

Article 1: Name of the Corporation

The name of the corporation is Nine Line, Inc. (the "**Corporation**").

Article 2: Corporate Purpose

The purpose of the Corporation is to engage in any and all lawful business for which corporations may be incorporated under the Code.

Article 3: Authorized Shares

3.1 Authorized Capital Stock. The Corporation is authorized to issue a total of 2,000,000 shares. The shares are divided into classes as follows: (a) 10,000,000 shares of Class A common stock, par value $0.01 per share (the "**Class A Common Stock**"); (b) 10,000,000 shares of Class B common stock, par value $0.01 per share (the "**Class B Common Stock**" and together with the Class A Common Stock, the "**Common Stock**"); and (c) 5,000,000 shares of preferred stock, par value $0.01 per share (the "**Preferred Stock**").

3.2 Increase or Decrease in Authorized. The number of authorized shares of Preferred Stock or Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote by any holders of one or more series of Preferred Stock is required by the express terms of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Section 3.4 of these Articles.

3.3 Common Stock.

(a) Except as otherwise required by the Code or these Articles, as amended from time to time, the voting power attributable to a holder of Class A Common Stock and Class B Common Stock shall be as follows: (i) Each record holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock registered in his name on the books of the Corporation and otherwise entitled to vote; and (ii) no holder of Class B Common Stock shall have the right to vote any share of Class B Common Stock. The holders of shares of Common Stock shall not have cumulative voting rights.

(b) Subject to the rights of the holders of shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the board of directors of the Corporation (the "**Board**") from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the rights of the holders of shares of Preferred Stock in respect thereof, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

3.4 Preferred Stock. The Preferred Stock may be issued from time to time in one or more series with such designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, as shall be stated in the resolutions adopted by the Board providing for the issuance of such Preferred Stock or series thereof; and the Board is hereby vested with authority to fix such designations, preferences and relative participating, optional or other special rights or qualifications, limitations, or restrictions for each series, including, but not by way of limitation, the power to fix the redemption and liquidation preferences, the rate of dividends payable and the time for and the priority of payment thereof and to determine whether such dividends shall be cumulative or not and to provide for and fix the terms of conversion of such Preferred Stock or any series thereof into Common Stock of the Corporation and fix the voting power, if any, of shares of Preferred Stock or any series thereof.

Article 4: Initial Registered Office and Agent

The address and county of the Corporation's initial registered office is: 450 Fort Argyle Road, Richmond Hill, Georgia 31419, Bryan County. The name of the Corporation's initial registered agent at the initial registered office is Tyler A. Merritt.

Article 5: Incorporator

The names and addresses of the incorporator is Bryan A. Schivera, Esq., 218 West State Street, Savannah, GA 31401.

Article 6: Initial Principal Office

The mailing address of the Corporation's initial principal office is 450 Fort Argyle Road, Richmond Hill, Georgia 31419.

Article 7: Board of Directors

7.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board.

7.2 Number of Directors; Term. The number of directors that shall constitute the entire Board shall not be less than one (1) nor more than fifteen (15). Within such limit, the number of members of the entire Board shall be fixed, from time to time, exclusively by the Board, subject to the rights of the holders of any series of Preferred Stock with respect to the election of directors, if any. All directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders and until their respective successors shall have been duly elected and qualified or until their earlier resignation or removal.

7.3 Written Ballot. Elections of directors need not be by written ballot unless the bylaws of the Corporation (as amended from time to time in accordance with the provisions hereof and thereof, the "**Bylaws**") shall so provide.

Article 8: Stockholders

7.4 Action by Written Consent of Stockholders. Subject to such further conditions as may be required by law or the Corporation's Bylaws, any action which may be taken at a meeting of the stockholders may be taken without a meeting if a written approval and consent, setting forth the action authorized, shall be signed by persons who would be entitled to vote at a meeting shares having voting power to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote were present and voted.

7.5 Special Meetings. Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to call a special meeting of the holders of such series, special meetings of the stockholders of the Corporation may be called only by the chairperson of the Board, the chief executive officer of the Corporation, the Board, or the holders of seventy-five (75%) percent of the Corporation's outstanding capital stock entitled to vote in the election of directors.

Article 9: Limitation on Director and Officer Liability

No Director or Officer of the Corporation will be personally liable to the Corporation or its shareholders for monetary damages for breach of duty of care or other duty as a Director or officer, except for liability: (1) for any appropriation, in violation of his or her duties, of any business opportunity of the Corporation; (2) for acts or omissions which involve intentional misconduct or a knowing violation of the law; (3) for the types of liability set forth in Section 14-2-832 of the Code; or (4) for any transaction from which the Director received an improper personal benefit. If the Code is amended after the effective date of this Article to authorize corporate action further limiting the personal liability of Directors or officers, then the liability of a Director or officer of the Corporation will be limited to the fullest extent permitted by the Code, as so amended. Any repeal or modification of the foregoing paragraph by the shareholders of the Corporation will not adversely affect any right or protection of a Director or officer of the Corporation existing at the time of such repeal or modification.

Article 10: Amendment

The Corporation reserves the right to amend, alter, or repeal any provision contained in these Articles, in the manner now or hereafter prescribed by the laws of the State of Georgia, and all rights conferred herein are granted subject to this reservation.

Article 11: Effective Date

These Articles of Incorporation shall be effective on the date they are filed with Georgia Secretary of State.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned have signed these Articles of Incorporation as of June 4, 2025.

Signature:

Bryan Schivera
____
Bryan A. Schivera, Esq., as Incorporator